UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 22, 2017

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officers; Appointment of Certain Officers.

Atlassian Corporation Plc (“Atlassian”) announced that its Chief Accounting Officer, Sebastien Giroux, will be leaving Atlassian on October 6, 2017 to pursue another opportunity outside of Atlassian. Mr. Giroux indicated his pending departure is not due to a dispute or disagreement with Atlassian. Murray Demo, Atlassian’s Chief Financial Officer, will replace Mr. Giroux as Chief Accounting Officer upon Mr. Giroux’s departure.

The information in this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 22, 2017	Atlassian Corporation Plc
(Registrant)

/S/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial Officer)